March 1st 2013

Luxfer Group Announces New Non-executive Board Appointment

Luxfer Holdings PLC (NYSE:LXFR) (“Luxfer Group”) today announced the appointment of Mr. David Landless as an additional non-executive Director. Since 1999, Mr Landless has been Group Finance Director of Bodycote PLC, the FTSE 250 Company that is the leading provider of thermal processing services worldwide. It is intended that Mr. Landless, a Chartered Management Accountant, will serve as the Company’s “Audit Committee Financial Expert” for the purposes of the U.S. securities laws, after the completion of 2012 reporting. This will fulfil a commitment given by the Company during our IPO process last year.

Headquartered in Salford, England, Luxfer Group operates manufacturing facilities in the U.S., Canada, England, France, Italy, Germany, the Czech Republic, China and India.

Luxfer products are marketed worldwide under four trading brands: Magnesium Elektron, MEL Chemicals, Luxfer Gas Cylinders and Superform.

Luxfer is a world leader in highly specialized magnesium products used in a variety of light-weighting, defense, photo-engraving, and industrial applications, as well as a leading producer of zirconium chemicals used in catalytic converters and various industrial applications.

Luxfer is also the world’s largest manufacturer of high-pressure aluminum and composite gas cylinders, as used in firemen’s breathing apparatus, for medical oxygen and on natural gas-powered vehicles, as well as in many other applications. In addition, the company makes highly complex “superformed” lightweight aluminum sheet-based components.

Visit www.luxfer.com for more information about Luxfer Group.

Contacts

Luxfer Holdings PLC
Dan Stracner, +951-341-2375
Director of Investor Relations